

Mail Stop 3561

April 27, 2016

Via E-mail
Thomas DeNunzio
Chief Executive Officer and Director
Exquisite Acquisition, Inc.
780 Reservoir Avenue, #123
Cranston, Rhode Island 02190

>   **Re: Exquisite Acquisition, Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed April 12, 2016**
>   **File No. 333-201697**

Dear Mr. DeNunzio:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 7, 2015 letter.

General

1. We note your response to comment 1 and your revised disclosure to indicate that the proceeds from the sale of the shares in this offering will be payable to Benjamin L. Bunker, Esq. for the benefit of Exquisite Acquisition, Inc. and that all subscription funds will be held in trust in a non-interest bearing escrow account at Bank of America, and we reissue the comment. Rule 419(b)(1) of Regulation C requires that all securities issued by a blank check company and the gross proceeds from the offering shall be deposited into "(A) An escrow account maintained by an 'insured depository institution,' as that term is defined in section 3(c)(2) of the Federal Deposit Insurance Act …; or (B) A separate bank account established by a broker or dealer registered under the Exchange Act maintaining net capital equal to or exceeding $25,000 … in which the broker or

dealer acts as trustee for persons having the beneficial interests in the account." Please advise us how having the proceeds payable to Benjamin L. Bunker, Esq. and being held in escrow at Bank of America meets the requirements of Rule 419(b)(1).

Dilution, page 15

2. Please revise your filing to disclose the reporting date of the financial information you used to calculate the dilution information as required by Item 506 of Regulation S-K. Please also remove the old dilution disclosure in the second paragraph under the heading "Dilution" which immediately precedes the dilution table.

Plan of Distribution, page 16

3. We note your statement that "Benjamin L. Bunker, Esq. (whom has a net cap. of $25,000.00 or more as required under Rule 419 for a broker to act as an Escrow Agent for a Rule 419 offering) as Escrow Agent acting as escrowee …." Please revise your statement as appropriate since the requirement under Rule 419 for maintaining net capital equal to or exceeding $25,000 applies to a broker or dealer registered under the Exchange Act.

Executive Compensation, page 27

4. Please revise to update your executive compensation disclosure for the fiscal year ended November 30, 2015. See Item 402(n) of Regulation S-K.

Financial Statements, page F-1

5. Please amend your filing to provide updated interim financial statements as required by Rule 8-08 of Regulation S-X. Additionally, your MD&A discussion, your summary financial information and your dilution disclosures should be similarly updated.

Part II

6. We note that your amended filing deleted the information in Item 13 - Other Expenses of Issuance and Distribution, Item 14 – Indemnification of Directors and Officers, and Item 15 – Recent Sales of Unregistered Securities from your registration statement. Please revise to reinsert these deleted sections. We may have further comment.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

7. Please have your auditors to revise their consent to provide consent to the use of their name in the registration statement under the heading "Interest of named experts and counsel." In addition, the auditors' consent should reference your full name, Exquisite Acquisition, Inc.

You may contact Suying Li at (202) 551-3335 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Mining